Exhibit 12(a)

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

Three Months Ended Sept. 30,
Millions of Dollars, Except Ratios	2005	2004
Earnings:
Net income	$369	$202
Equity earnings net of distributions	(21)	(21)
Total earnings	348	181
Income taxes	30	114
Fixed charges:
Interest expense including amortization of debt discount	124	132
Portion of rentals representing an interest factor	59	51
Total fixed charges	183	183
Earnings available for fixed charges	$561	$478
Ratio of earnings to fixed charges	3.1	2.6